August 25, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2007
Filed on March 17, 2008
(File No. 000-25186)

Dear Mr. Krikorian,

This letter sets forth the responses of Captaris, Inc. (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the filing referenced above contained in your letter dated August 13, 2008 (the “Comment Letter”).

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 46

Comment No. 1:

Your response to prior comment No. 1 does not appear to address the disclosures on page 31 that indicate that you are offering both products and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X since your PCS and professional services are greater than 10%. Please clarify whether you consider your PCS activities to be a service or product.

Response No. 1:

On page 31 of our 2007 10-K, we present revenue in the categories of (1) software revenue, (2) hardware, (3) appliances, and (4) maintenance, support and services. Maintenance, support and services revenue include PCS activities, which we consider to be a product offering, and service revenue from our professional services and training. Total service revenue is below 10% so we have not presented services revenue in our Statement of Operations in contemplation of Rule 5-03 of Regulation S-X.

We consider our PCS activities to be a product offering, given the nature of these activities, which include replacement plans for our hardware and appliance products, software maintenance (service packs, point versions, full version upgrades) and associated technical support tailored to meet the customer business requirements for our product.

In response to your suggestion to provide supplemental information, the following table presents detail for our disclosure for maintenance support and services revenue of $40.3 million for the year ended December 31, 2007:

Hardware replacement	$2.2 million
Appliance replacement	$1.1 million
Maintenance and product support	$34.6 million
Services (professional services/training)	$2.4 million (3% of total revenues)

We will include this disclosure in future filings.

If you have any further comments or questions regarding this letter, please contact me at (425) 638-4200.

Sincerely yours,

/s/ Peter Papano
Peter Papano
Chief Financial Officer

Cc:	David P. Anastasi, President & Chief Executive Officer
Christopher Stanton, General Counsel
Perkins Coie LLP
Moss Adams LLP